Exhibit 99.1
Santiago, April 15, 2016
GG/041/2016
Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT
REF.: MATERIAL EVENT NOTICE

For your consideration:
In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, Itaú Corpbanca communicates the following material event notice:
Itaú Corpbanca's board of directors, in an extraordinary meeting held on Thursday, April 14, 2016, agreed to appoint the chairman and vice chairman of the board.  The appointees are the following:

Chairman:	Jorge Andrés Saieh Guzmán
Vice chairman:	Ricardo Villela Marino

Sincerely,
Milton Maluhy Filho
Chief Executive Officer